

November 2, 2012

Via E-mail:
Mr. William P. Kelly
Chief Financial Officer
Relm Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904

   Re: Relm Wireless Corporation
     Form 10-K for the fiscal year ended December 31, 2011
     Filed March 6, 2012
     Form 10-Q for the quarter ended June 30, 2012 as amended
     Filed August 8, 2012
     File No. 001-32644

Dear Mr. Kelly:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

1. Please revise the cover page of your document and subsequent Exchange Act forms to report under the correct file number which is 001-32644.

Form 10-Q for the quarter ended June 30, 2012

Net Sales, page 12

2. Per your disclosure, you received your first order under the previously announced $ 3 billion Tactical Communications (TacCom) contract issued by the U.S. Department

of Homeland Security. Further, RELM is one of only three companies designated by the contract as a qualified small business supplier for subscriber equipment. In future filings, please clarify to disclose the contract type, the total number of companies selected for the contract, whether you are considered a prime contractor or subcontractor, and how you become eligible for task orders as they are awarded.

3. Additionally, please tell us the value of the contract set aside for qualified small business suppliers, how you are assured a portion of the equipment procurements made under the contract if at all, the maximum or minimum value of task orders that you expect to receive under the contract, and whether funding is reasonably assured.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Leon Ivette, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director